[BANK OF HAWAII CORPORATION LETTERHEAD]

July 27, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:      Paul Cline

Re:                            Bank of Hawaii Corporation
Form 10-K for fiscal year ended December 31, 2005
Filed February 28, 2006
File No. 001-06887

Ladies and Gentlemen:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 27, 2006 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing.  For your convenience, we have repeated the numbered comments from the Comment Letter, and the Company’s responses are provided below for each comment.

Background Regarding the Allowance for Loan and Lease Losses (the “ALLL”)

The Staff’s comments relate to the ALLL of Bank of Hawaii Corporation (the “Company”) and we start with background on that subject.  Each quarter, the Company calculates the appropriate ALLL based upon a rigorous review and evaluation of the risks within its loan and lease portfolios.  The ALLL is maintained at an amount sufficient to absorb probable losses in the loan and lease portfolios and is based upon relevant observable data that reflect the risk of credit loss.  The ALLL calculation is reviewed for its reasonableness, accuracy, and methodologies and procedures employed by the Company’s business line management, credit, risk, finance and internal audit departments and the Company’s independent auditor, Ernst &Young LLP, as well as by bank regulatory authorities during the examination process.  A summary of the ALLL calculation is provided each quarter to and discussed with the Company’s Audit Committee and the Board of Directors.

In September 2000, the Company entered into a Memorandum of Understanding (the “MOU”) with its regulators pursuant to which it agreed to take certain actions to strengthen and maintain its operations and financial position.  In connection with entering into the MOU, the Company agreed, among other things, to increase the ALLL through an additional provision for credit losses of $65 million and to strengthen procedures with respect to credit risk management.  Following satisfaction of the MOU in January 2002, the

Company was expected by its regulators to continue to maintain an adequate level of ALLL, improve credit quality, and focus on managing credit risk in its operations.

1. We note during 2004 that you released $10 million of your reserve, and in 2005 you increased the reserve. In regards to these actions, please address the following:

•                  Timeline of events which occurred from 2003 through 2005 which management considered in its evaluation of credit quality and the appropriateness of reversing the allowance for loan losses.

•                  Please specifically identify events which lead management to believe the second and fourth quarters of 2004 were the appropriate periods to reverse the allowance for loan losses.

As illustrated in Table 1 below and discussed in the narrative that follows, there were two specific events that led to the return to income of $10 million from the ALLL in 2004.  Throughout the three-year period from 2003 through 2005, overall asset quality at the Company showed steady improvement as evidenced by lower levels of non-performing assets (“NPA”), net charge-offs and other indicators.  Table 1 below summarizes the Company’s credit reserve levels, provision for credit losses (“Provision”), asset quality metrics, and economic conditions for years 2003 - 2005.

Table 1: Credit Reserve Levels from December 31, 2002 to December 31, 2005 (dollars in millions)

	Total Reserve For Credit Losses*	Provision For Credit Losses	Net Charge Offs (Reco veries)	NPA	NPA Ratio**	Airline Exposure	Economic Indicators	Asset Quality	Other Events	ALLL Direction/ Trend
4Q 2002	$143	$0	$11.6	$54	1.01%	$144	Improving	Improving		Decreasing
1Q 2003	140	0	2.8	44	0.79	145	Improving	Improving		Decreasing
2Q 2003	138	0	2.1	42	0.77	144	Improving	Improving		Decreasing
3Q 2003	133	0	5.3	40	0.72	144	Improving	Improving		Decreasing
4Q 2003	129	0	3.6	32	0.55	142	Improving	Improving		Decreasing
1Q 2004	127	0	1.9	28	0.49	140	Improving	Improving		Decreasing
2Q 2004	125	(3.5)	(1.2)	21	0.37	141	Improving	Improving	Large Recovery	Decreasing
3Q 2004	125	0	0.3	16	0.27	138	Improving	Improving		Decreasing
4Q 2004	114	(6.5)	4.6	14	0.23	132	Improving	Improving	Ernst & Young Recommendation	Decreasing
1Q 2005	110	0	3.7	13	0.22	129	Improving	Improving		Decreasing
2Q 2005	106	0	3.7	11	0.18	122	Improving	Improving		Decreasing
3Q 2005	96	3.0	13.0	8	0.13	105	Stable	Improving	Large Charge-off	Stable
4Q 2005	96	1.6	1.6	6	0.11	103	Stable	Stable		Stable

                 * Prior to the fourth quarter of 2004, the total reserve for credit losses was equal to the ALLL.  From the fourth quarter of 2004, the total reserve was equal to the ALLL plus the Reserve for Unfunded Commitments

          ** NPA Ratio is the ratio of non-performing assets to total loans and foreclosed real estate

Large Unexpected Recovery in the Second Quarter of 2004

During the second quarter of 2004, an unexpected $6 million recovery was received from one of the borrowers from the Company’s discontinued Asia businesses, resulting in a net recovery for the period of $1.2 million, which would have resulted in an increase to the ALLL.   By contrast, the Company’s analysis of the ALLL indicated that a further reduction in the ALLL would be appropriate, as supported by, among other things, the continued strength in the Hawaii economy and asset quality improvement.  An increase in the ALLL would also have been inconsistent with the trend of reducing the ALLL over time as asset quality

improved.   The Company estimated the proper level of ALLL to be approximately $124.9 million and, accordingly, the Company returned to income $3.5 million from the ALLL.  This resulted in, after netting out the charge-offs and recoveries for the period, a reduction in the ALLL of $2.3 million which was comparable in amount and in directional consistency of reducing the ALLL in prior quarters.

Ernst & Young Recommendation and Enhancement in Methodology in the Fourth Quarter of 2004

   During the fourth quarter of 2004, Ernst & Young advised the Company that the Public Company Accounting Oversight Board was focusing on the adequacy of work paper documentation of the ALLL at major accounting firms.  Ernst & Young recommended that the Company consider enhancements to its documentation and methodology regarding the quarterly evaluation of the adequacy of the ALLL.  In response to Ernst & Young’s comments and in conjunction with the Company’s review of its internal processes and controls required by Section 404 of Sarbanes-Oxley Act of 2002, the Company performed an evaluation and documentation of the ALLL methodology, which resulted in a return to income from the ALLL of $6.5 million.  The reduction of the ALLL was consistent with the improving asset quality and economic conditions and the more detailed evaluation of the ALLL provided by the enhanced documentation performed during this quarter.  BOH also consulted with its regulators who did not object to the enhancements proposed by the Company and the resultant reduction to the level of the ALLL.  Ernst & Young also reviewed the enhanced methodology and agreed that the reduction in the ALLL in the fourth quarter was appropriate.

Large Charge-Off Due to an Airline Bankruptcy in the Third Quarter of 2005

During the third quarter of 2005, the Company’s net charge-offs were $13.0 million (over three times the level of each of the prior two quarters), primarily due to a $9.8 million loss on an investment in a leverage lease for an airline that filed for bankruptcy protection in September.  Accordingly, after estimating the proper level of the ALLL and after giving effect to $13 million in net charge-offs, a $3 million Provision was recorded for the quarter.

Please provide us a comparison of your reported quarterly and annual earnings per share and target stock prices for the 2004 quarters compared to analysts’ expectations for the quarters.

The Company’s  reported earnings per share compared to analysts’ expectations were as follows for 2004(1):

	First Qtr	Second Qtr	Third Qtr	Fourth Qtr	Full Year
Reported Earnings Per Share	$0.69	$0.79	$0.78	$0.82	$3.08
Average Analyst Earnings Per Share Expectation	$0.66	$0.68	$0.71	$0.75	$2.80

(1)   During 2004, the Company was aware of a total of ten analysts covering the Company (one of whom began coverage in 2004).  The estimates included in this table for the first, second and third quarters were based on eight analysts reports published in January 2004, and one analyst report published in March 2004.  The estimates for the fourth quarter are based on nine analysts reports published in October 2004 and one analyst report published in December 2004.

In each quarter of 2004, the Company’s reported earnings per share exceeded the average expectation of the analysts who cover the Company’s stock.  After adjusting to exclude both returns to income from the ALLL, earnings for each of the second and the fourth quarters would have been $0.75 per share, which would have exceeded the average analyst expectation for the second quarter and met the average analyst expectation for the fourth quarter.

The Company does not establish target stock prices either for internal use or external reporting purposes.  The Company also did not provide quarterly earnings estimations in 2004; however, it did provide its expectation of net income for the full year 2004 and updated its expectations in conjunction with its quarterly earnings announcements throughout 2004.  In January 2004, the Company announced that net income for 2004 was expected to be approximately $157 million.  In July 2004, the Company updated its expectation of net income for 2004 to be approximately $163 to $167 million, which update included the $3.5 million return to income from the ALLL taken in the second quarter of 2004.  In October 2004, the Company again updated its net income expectation for 2004 to be approximately $166 to $168 million.  Excluding the after tax effect of the $6.5 million return to income from the ALLL taken in the fourth quarter of 2004, net income for 2004 would have been approximately $169.1 million, which would have exceeded the range announced in October 2004.  Excluding the after tax effect of both returns to income from the ALLL taken in 2004, net income would have been approximately $166.8 million for 2004, which would have exceeded the range announced prior to either return to income from the ALLL.

•                  Please tell us of any compensation agreements for officers which allowed for an additional cash bonus or stock based compensation which were contingent upon earnings goals or the achievement of stock price targets, quantifying those goals or achievements, in 2004.

As further discussed below, the return to income from the ALLL in 2004 had no effect on the cash or equity compensation paid to the Company’s officers for 2004.  The Company compensates its officers through a combination of cash and equity incentives, which incentives are based upon several factors, including service based vesting, individual performance and company performance.  A discussion of the Company’s compensation philosophy, awards and programs are contained in the Report of the Compensation Committee and other compensation tables set forth in the Company’s Notice of Annual Meeting of Shareholders and Proxy Statement filed with the Securities and Exchange Commission on March 17, 2005.   The Company does not establish target stock prices for compensation or other metric purposes.

Cash Bonuses

Cash bonuses to senior officers are awarded under the Executive Incentive Plan (the “EIP”).  The Compensation Committee, comprised of independent directors, administers the EIP and considers both individual and corporate performance criteria in determining the bonus amounts.  Bonus awards under the EIP are limited to a percentage of an “incentive pool,” which is expressed as a percentage of the Company’s net income before taxes for the fiscal year.  For 2004, the Compensation Committee established the maximum incentive pool as 2% of pre-tax income, or $5,425,000.  The return to income from the ALLL in 2004 increased the maximum incentive pool by approximately $200,000.  The actual bonuses awarded under the EIP, totaling approximately $4,200,000, were significantly less than the incentive pool that would have been available excluding the effect of the return to income from the ALLL.

Individual awards to participants under the EIP were primarily based on individual performance reviews and were not affected by the two returns to income from the ALLL in 2004.  In certain cases, the Company being in the top quartile shareholder return (dividends and share appreciation for the calendar year) was a factor in determining the amount of the individual bonus award; however, the share price used in determining this calculation was the closing price on December 31, 2004 compared to the closing price on December 31, 2003.   The announcement in January 2005 of actual results for 2004 (which reflected the return to income from the ALLL in the fourth quarter of 2004) and future earnings expectations had no effect on this calculation.

Equity Based Compensation

The Compensation Committee awarded the Company’s current Chairman, President and Chief Executive Officer a total of 150,000 shares of restricted stock in December 2003 and May 2004.  Of these shares, 75,000 vested based on length of service and had no relationship to stock price or net income.  The other 75,000 shares vested based on performance factors.  The performance-based shares vested on the following triggers: (1) the achievement of a target efficiency ratio (non-interest expenses as a percentage of total revenue) would result in a 20% per year vesting; and (2) the achievement of top quartile total shareholder return (dividends and share appreciation for the calendar year) or the achievement of budgeted net income after capital charge (“NIACC”) would result in a 30% per year vesting.  The total potential vesting would be limited to 50% per year if both triggers were achieved.  Shares unvested after fiscal year 2008 would be forfeited.

In 2004, the Company met all of the performance-based targets for the accelerated vesting of the restricted shares even after excluding the effect of the return to income from the ALLL.  The Company achieved its efficiency ratio target in 2004, resulting in a 20% vesting.  The efficiency ratio is not affected by the Provision or the ALLL.  In 2004, the Company also met the top quartile shareholder return measure, resulting in a 30% vesting of the shares.  As discussed above, the share price used in determining this calculation was the closing price on December 31, 2004 and accordingly the return to income of a portion of the ALLL for the fourth quarter could not have had an effect on this calculation.   In addition, the Company satisfied the budgeted NIACC target.  NIACC is calculated using an economic based provision for loan and lease losses, and was not affected by the actual return to income from the ALLL.  Further, NIACC for 2004 exceeded the target by greater than the amount of the return to income from the ALLL taken in 2004.  Either achieving the top quartile shareholder return or achieving the budgeted NIACC target would have resulted in 30% vesting of the shares for 2004.

In October 2003, certain executive officers of the Company participated in the Managing Committee 2003 Stock Compensation and Retention Program, and were granted restricted stock units (RSUs).  Fifty percent of the RSUs vested on April 30, 2004 and the remaining fifty percent of the RSUs vested on March 31, 2005, based on service requirements and the successful completion of certain performance objectives.   The performance objectives included individual performance criteria, such as individual responsibilities, transition performance and leadership impact, and also featured certain Company performance metrics, such as net income, net income after capital charge, return on risk adjusted capital, return on equity, earnings per share, net interest margin, efficiency ratio and return on assets.  The foregoing financial metrics either would not have been affected by the Provision, or would have been achieved even after excluding the effect of both returns to income from the ALLL taken in 2004.

In April 2003, shares of restricted common stock were granted to approximately 70 officers, none of whom were “named executive officers.”  The shares vest over a 10 year service period, or 10% vesting per year.  There are two triggers that may result in an acceleration of the annual share vesting:  (1) the achievement of an efficiency ratio target would result in a 15% vesting; and (2) the achievement of top quartile shareholder return would result in a 25% vesting.  The total potential vesting would be limited to 25% per year.  As discussed above, both the efficiency ratio target and the top quartile target were achieved, resulting in a 25% vesting of the shares for 2004.

*  *  *  *

The Company believes the information included herein addresses the Staff’s comments.  In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the Company’s responses, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Richard C. Keene

Richard C. Keene
Chief Financial Officer